Exhibit 99.1

PPR FUNDAMENTALS	4Q 2003

PPR54

Map

Property & Portfolio Research, Inc 40 Court Street, 3rd Floor Boston, MA 02108 Tel: 617 426-4446 Fax: 617 426-4443

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4Q 2003 PPR FUNDAMENTALS© 2004 BY PROPERTY & PORTFOLIO RESEARCH, INC. ALL RIGHTS RESERVED	www.ppr.info

4Q 2003 PPR FUNDAMENTALS

PPR54	ECONOMY

National Economic Trends

The outlook for the national economy is improving. GDP growth has been strong and job growth is also on the mend, although still below most analyst expectations. There are still plenty of economic stimuli at work; strong productivity growth, low interest rates, and boat loads of federal government spending (what grows an economy better than a war?). Weak spots in the economy are fairly minor compared to the bigger picture, but include deficit-induced local and state government cutbacks, which are curtailing overall government spending, and the slowdown in cash-out home refinancings, which have underpinned retail sales over the past two years. Although it should take a couple of quarters for the slowdown in refinancings to trickle down into lower retail sales, some consumer durable items, and maybe even autos, will likely experience the repercussions sooner.

Recently modest job growth continues to improve and unemployment fell to 5.6% in January, from 5.7% in December. The unemployment rate is one measure of economic health, but job growth is what we are really concentrating on, because ultimately, it is job growth that yields increases in demand for office and warehouse space, and higher retail sales. In addition, it is job growth that results in household formation, which creates demand for apartment units. While still moderate at best, job growth has been positive for the last five months, resulting in the addition of 366,000 jobs.

Employment Trends

	2003			Annual Growth Rates
NAICS Category	Employment (000)	Location Quotient	Current Year-over-year U.S.	1994–1998 U.S.	1999–2003 U.S.	2004–2008 U.S.
Construction	6,881	1.00	1.3%	5.2%	1.7%	0.4%
Manufacturing	14,567	1.00	-3.9%	0.8%	-3.6%	-0.2%
Trade, Transportation and Utilities	25,214	1.00	-0.6%	2.4%	-0.1%	1.0%
Retail Trade	14,894	1.00	-0.4%	2.3%	0.3%	0.8%
Wholesale Trade	5,587	1.00	-0.6%	2.6%	-0.9%	1.4%
Trans, Ware and Util	4,733	1.00	-1.3%	2.4%	-0.6%	0.9%
Financial Activities	8,068	1.00	1.0%	2.1%	1.1%	1.3%
Government	21,496	1.00	-0.3%	1.0%	1.4%	0.5%
Education and Health Services	17,055	1.00	2.0%	3.2%	2.6%	2.8%
Professional and Business Services	16,646	1.00	1.8%	5.7%	0.9%	2.9%
Information	3,326	1.00	-3.6%	4.0%	-0.0%	1.5%
Leisure and Hospitality	12,354	1.00	0.8%	2.8%	1.3%	2.7%
Other Services	5,469	1.00	-0.3%	2.9%	1.2%	2.2%
Total Employment	131,644	1.00	-0.0%	2.6%	0.5%	1.5%

Year-over-year Job Growth

Quarterly Changes in Total Employment (000)

Largest Contributors to Job Growth Over Last 12 Months

National Economic Trends

The Southern and Western regions showed the strongest employment growth recently, benefiting from strong population gains and a lower manufacturing exposure. The Midwest and Northeast regions, on the other hand, are still struggling due to a higher exposure to the manufacturing industry and the slowly recovering tech sector, as well as generally sluggish population growth. Other employment indicators, namely the unemployment rate and initial claims for unemployment insurance, suggest even stronger job growth than the most recent data suggest and as a result, the possibility of upward revisions to the employment numbers in March is relatively high.

Sources: PPR; Economy.com

4Q 2003 PPR FUNDAMENTALS© 2004 BY PROPERTY & PORTFOLIO RESEARCH, INC. ALL RIGHTS RESERVED	www.ppr.info

4Q 2003 PPR FUNDAMENTALS

PPR54	ECONOMY

National Demographic Trends

The U.S. population grew at a 1.0% average annual rate from 1999-2003, slightly slower than its pace of 1.2% in the 10 years prior, from 1988-98. In fact, demographic dynamics were a critical underlying factor behind the record expansion of the 1990s as the huge Baby Boom generation dominated the workforce and entered the most productive phase of their careers, propelling unparalleled economic growth. These population dynamics will continue to impact the pattern of economic growth going forward, as well, as the Baby Boomers begin to retire over the next decade while their children, the Echo Boomers, enter the workforce. At this point, the Baby Busters – or Generation X – will dominate the experienced workforce. Over the forecast, population growth is expected to slow to an average annual pace of 0.8%.

Over last 10 years, labor force growth has grown at a healthy average rate of 1.1% per year. However, over the last year, the labor force experienced a decline of 0.7%. This drop is linked to the call up of over 200,000 reservists over the past year in addition to the loss of some discouraged workers from the labor force that have stopped looking for jobs. Going forward, as reservists return from duty in the Middle East (which may take some time due to occupation and peacekeeping duties), the labor force should spike up. On average, labor force growth should resume a steadier 1.1% pace over the forecast.

Demographics	Current	Annual Growth		Age Cohort	Value
Category	Year-over-year 03Q4	1999-2003	2004-2008	Total Population 03Q4	292,205,000
	U.S.	U.S.	U.S.	<18 / Children	25.7%

Population	0.9%	1.0%	0.8%	20-34 /Young Adult	20.9%

Households	1.0%	1.2%	1.2%	18-65 / Working Age	61.9%

Labor Force	-0.7%	1.2%	1.1%	65+ / Retirement Age	12.4%

Median HH Income	2.5%	2.0%	2.9%	Median Age (#)	35.3

Net Migration (000)

No Data Available

Top Counties in U.S. for Population Growth

County	Population 7/02	7/01-7/02	7/00-7/02
WASH - Loudoun County	204,054	9.3%	17.3%
DENV - Douglas County	211,091	9.5%	17.0%
ATLA - Forsyth County	116,924	8.6%	16.3%

Costs

Business and living costs contribute to a metro’s ability to attract residents and businesses. Business costs in many markets have actually been declining as the economy has weakened, according to Economy.com. The current interest rate environment has driven interest payments down and the softer commercial real estate market has driven down the rent payments for many businesses. In addition, the effective corporate tax rate has also dropped significantly per Economy.com.

Costs vary greatly across the country, however. California remains one of the most expensive places to live and do business in the nation. The San Jose, San Francisco, and East Bay markets rank first, second, and fifth in the nation, respectively, in terms of the cost of living. Further south in California, the Los Angeles and San Diego markets have some of the highest business costs nationwide. On the other coast, Boston and New York rank among the top five markets in the country in terms of both the cost of doing business and the cost of living. On average, costs are lower in many of the southern markets, such as Memphis and Charlotte.

Sources: PPR; Economy.com; Bureau of the Census

4Q 2003 PPR FUNDAMENTALS© 2004 BY PROPERTY & PORTFOLIO RESEARCH, INC. ALL RIGHTS RESERVED	www.ppr.info

4Q 2003 PPR FUNDAMENTALS

PPR54	HOTEL

National Hotel Market Trends

The national hotel market is improving, with occupancy rates inching up from 61.6% in the third quarter to 62.2% in the fourth quarter. However, the recovery is nascent as current occupancies are still well below their historical average of 66%. Demand for hotel rooms has been rising, albeit modestly, as both business and leisure travel have strengthened, with new demand totaling nearly 30,000 rooms year-over-year as of the fourth quarter compared with negative room demand growth of 2,597 rooms for the same period a year earlier. Over the forecast, demand growth is expected to average a healthier 47,223 rooms per year.

More disciplined development is also aiding the hotel market’s recovery. Construction completions last year totaled 32,800 rooms, representing a 40% decline from the average level of the previous two years as the financing spigot shut off in response to weak demand. Completions for the upcoming two years are expected to average 28,116 rooms annually, and supply additions over the five-year forecast window should average 1.4% of inventory. As a result, national hotel occupancies are forecast to rise by 5.9 percentage points to 68% by 2008. However, the recovery will vary significantly across the 54 markets tracked. Several markets that have been particularly hard-hit during the recent downturn are expected to experience a much steeper rise in occupancies (a 10 percentage point or higher increase by 2008) including the East Bay, San Jose, and Dallas. Those markets that have experienced a steadier performance over the last couple of years will see a much milder recovery (occupancies are expected to increase less than three percentage points by 2008), including Fort Lauderdale, San Diego, and the Inland Empire.

Relevant Statistics	Current	Historical Peak		Historical Trough
1993–Present	03Q4	Value	Qtr	Value	Qtr
Occupancy Rate (%)	62.2	69.7	97Q1	61.1	02Q2
Net Absorption (Rooms)	29,384	85,489	00Q4	-105,758	02Q1
Starts (Rooms)	8,849	35,135	98Q3	4,348	94Q2
Completions (Rooms)	8,249	31,944	99Q4	-129	94Q1

Climate Patterns	Winter	Spring	Summer	Fall
Avg. Temperature (degrees Farenheit)	38	56	77	60
Avg. Precipitation per month (Inches)	2.8	3.4	3.8	3.1

National Hotel Market Trends

National hotel occupancy rates are improving from their low-point reached in 2002, when occupancy levels sank to about 61%. Leisure and hospitality employment growth, an indicator of hotel demand, fell into negative territory in 2002 amid a weak economic environment and travel fears resulting from events including the Iraq war and SARS. However, business travel should continue to pick up in tandem with employment, which is expected to grow at a good clip, and strengthening tourism should help boost leisure and hospitality employment to a more robust 2.7% annual rate over the forecast.

Sources: PPR; Economy.com; McGraw-Hill Construction Dodge; Smith Travel Research; Weatherbase.com

4Q 2003 PPR FUNDAMENTALS© 2004 BY PROPERTY & PORTFOLIO RESEARCH, INC. ALL RIGHTS RESERVED	www.ppr.info

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4Q 2003 PPR FUNDAMENTALS

PPR54	HOTEL

Construction Trends

Current hotel construction is weighted toward the upper-end segments, with 38% of the total rooms underway in the upper upscale and upscale segments, according to PPR/Dodge Pipeline. There is also a fair amount of construction in the midprice subclass, which comprises 21% of the rooms currently underway. The Marriott Hotels, Hampton Inns, and Hilton Garden Inns chains are among the most active in the country currently, each with at least 60 projects underway or planned. The markets that have experienced the strongest construction over the last year are the Inland Empire, Los Angeles, Chicago, Dallas-Fort Worth, and Atlanta. While construction deliveries nationwide remain relatively low, there are signs that development is beginning to slowly ramp up again. After falling a precipitous 25% in 2002, hotel construction starts were essentially flat for the calendar year 2003. Over just the last six months of 2003, however, starts were up about 4%, according to McGraw-Hill Construction Dodge.

Most Active Hotel Chains

	Chain	Projects Planned and Underway	Total Rooms
1	Marriott Hotels	63	13,606
2	Hampton Inns	61	5,347
3	Hilton Garden Inns	60	8,394
4	Comfort Inn & Suites	54	2,848
5	Courtyard by Marriott	52	5,780

Major Projects

	Title	Market	City	Stage	Rooms	Target Start	Target Completion
1	Prairie Grass Golf Club & Resort	Austin	Austin	Planned	926
2	Wynn Las Vegas	Las Vegas	Las Vegas	Underway	2,700	2/03	10/04
3	Disney’s Pop Century Resort	Orlando	Orlando	Completed	2,880	7/00	12/03
4	Marriott (Convention Center HQ Hotel)	Washington-NoVA-MD	N. Bethesda	Proposed	1,500
5	Opryland Texas Hotel	Dallas-Fort Worth	Grapevine	Underway	1,500	1/01	4/04

Hotel RevPAR and Room Rate Growth

While tighter market fundamentals have not yet translated into positive RevPAR growth, room revenues are improving. RevPAR losses were minimal at just 0.4% in 2003, but growth should resume over the forecast on the strength of improving occupancies and room rates. Over the forecast, RevPAR growth is expected to average nearly 5% annually, while room rate growth is expected to average closer to 3% per year. Sales activity was also relatively brisk in 2003, according to Jones Lang LaSalle, with hotels located in first-tier urban markets garnering the most attention. However, transaction activity was also notable in many secondary and tertiary markets, as many of the larger public firms have been shedding properties, in an attempt to focus on core markets.

Sources: PPR; Economy.com; McGraw-Hill Construction Dodge; Smith Travel Research

4Q 2003 PPR FUNDAMENTALS © 2004 by PROPERTY & PORTFOLIO RESEARCH, INC. ALL RIGHTS RESERVED.	www.ppr.info

4Q 2003 PPR FUNDAMENTALS

PPR54	HOTEL

Quarter	Hotel Occupancy Rate (%)	Hotel Net Absorption (year-to-year, rooms)	Hotel Net Completions, Quarterly (rooms)	Hotal Starts (rooms)	Hotel Stock (rooms)	Hotel Room Rate Index (100=97Q4)	Hotel RevPAR Index (100=97Q4)
03/31/1993	65.3	39,842	559	2,228	1,684,894	82	78
06/30/1993	65.6	40,760	576	2,676	1,685,470	80	83
09/30/1993	65.7	26,110	1,837	3,060	1,687,307	77	84
12/31/1993	65.9	20,026	-157	2,963	1,687,150	81	76
03/31/1994	66.3	19,002	-129	6,840	1,687,021	83	82
06/30/1994	66.8	25,227	6,233	4,348	1,693,254	83	89
09/30/1994	67.3	33,609	3,912	7,796	1,697,166	80	89
12/31/1994	67.9	45,945	7,710	4,487	1,704,876	83	82
03/31/1995	68.2	44,209	1,334	7,590	1,706,210	88	89
06/30/1995	68.5	39,639	2,444	8,177	1,708,654	87	95
09/30/1995	68.7	35,180	2,893	7,690	1,711,547	85	96
12/31/1995	68.9	23,282	2,660	15,806	1,714,207	89	89
03/31/1996	69.2	26,675	6,417	9,824	1,720,624	91	94
06/30/1996	69.5	28,733	5,688	17,825	1,726,312	92	102
09/30/1996	69.6	30,750	9,072	14,632	1,735,384	91	104
12/31/1996	69.7	32,908	6,157	15,583	1,741,541	94	95
03/31/1997	69.7	28,056	6,609	20,923	1,748,150	99	102
06/30/1997	69.6	23,582	9,173	29,477	1,757,323	99	110
09/30/1997	69.5	20,318	9,817	30,461	1,767,140	96	109
12/31/1997	69.4	25,899	19,551	26,811	1,786,691	100	100
03/31/1998	69.1	28,385	16,508	29,022	1,803,199	105	107
06/30/1998	68.8	30,427	18,805	29,251	1,822,004	104	114
09/30/1998	68.3	30,621	19,074	35,135	1,841,078	100	111
12/31/1998	68.1	27,954	20,062	21,791	1,861,140	104	103
03/31/1999	68.0	35,765	23,823	24,933	1,884,963	108	110
06/30/1999	67.8	44,392	30,220	27,266	1,915,183	106	115
09/30/1999	67.7	53,169	22,438	24,780	1,937,621	103	113
12/31/1999	67.5	62,893	31,944	17,564	1,969,565	108	106
03/31/2000	67.6	65,909	24,146	18,516	1,993,711	112	115
06/30/2000	68.2	78,228	23,870	21,516	2,017,581	112	126
09/30/2000	68.5	83,951	19,817	19,447	2,037,398	110	123
12/31/2000	68.7	85,489	22,672	16,937	2,060,070	114	113
03/31/2001	68.6	77,866	18,518	15,954	2,078,588	117	120
06/30/2001	67.4	32,440	10,500	21,894	2,089,088	114	120
09/30/2001	65.4	-17,953	16,589	13,407	2,105,678	105	104
12/31/2001	63.3	-73,804	15,716	10,290	2,121,397	105	89
03/31/2002	61.8	-105,758	13,922	7,829	2,135,311	111	103
06/30/2002	61.1	-96,120	11,851	9,789	2,147,163	110	110
09/30/2002	61.2	-58,087	10,413	11,127	2,157,581	104	103
12/31/2002	61.7	-2,597	11,627	11,037	2,169,208	107	95
03/31/2003	61.5	19,958	8,836	13,705	2,178,040	109	100
06/30/2003	61.2	24,449	8,130	8,937	2,186,174	107	105
09/30/2003	61.6	32,805	7,587	13,984	2,193,760	103	105
12/31/2003	62.2	29,384	8,249	8,849	2,202,007	106	98
03/31/2004	62.4	39,649	7,694	8,278	2,209,701	110	103
06/30/2004	62.7	53,713	7,366	8,059	2,217,071	108	108
09/30/2004	63.1	50,870	7,348	7,893	2,224,413	104	108
12/31/2004	63.5	48,840	7,465	7,781	2,231,883	107	102
03/31/2005	64.0	53,446	7,097	7,825	2,238,977	111	108
06/30/2005	64.6	58,889	6,740	7,942	2,245,717	109	113
09/30/2005	65.1	62,193	6,321	8,259	2,252,038	106	114
12/31/2005	65.6	63,395	6,202	8,710	2,258,241	110	108
03/31/2006	66.0	62,353	6,345	9,230	2,264,589	114	114
06/30/2006	66.4	58,271	6,589	9,769	2,271,173	113	119
09/30/2006	66.7	54,511	6,779	10,312	2,277,952	109	119
12/31/2006	67.0	49,828	7,165	10,839	2,285,119	113	114
03/31/2007	67.2	45,338	7,585	11,285	2,292,704	118	120
06/30/2007	67.4	42,957	8,100	11,699	2,300,802	117	125
09/30/2007	67.6	40,254	8,604	12,068	2,309,407	113	125
12/31/2007	67.7	39,505	9,168	12,346	2,318,574	118	119
03/31/2008	67.8	38,385	9,730	12,554	2,328,304	124	126
06/30/2008	67.9	37,123	10,090	12,773	2,338,394	122	131
09/30/2008	68.0	36,399	10,449	12,956	2,348,843	118	130
12/31/2008	68.0	34,549	10,735	13,147	2,359,578	123	125

4Q 2003 PPR FUNDAMENTALS © 2004 BY PROPERTY & PORTFOLIO RESEARCH, INC. ALL RIGHTS RESERVED.	www.ppr.info

4Q 2003 PPR FUNDAMENTALS

GLOSSARY

FORECASTING PROCESS

PPR’s forecast of starts, completions, demand, vacancy, inventory, and rents begins from the top down with our proprietary, fully linked, behavioral econometric model. Following the completion of the initial forecast, PPR’s team of market analysts uses bottom-up research performed at the metro level involving a variety of local and national data sources to validate and challenge the results of the model.

STRUCTURE TYPES

Apartment and Single Family—The apartment category includes attached housing of five units and higher (units that do not share common living space, are physically adjacent, and separated by a ground-to-roof wall from neighbors) in apartment buildings. Student dormitories and medical facilities are not included. NOTE: The inventory, net completions, net absorption, vacancy, and rent series include renter-occupied apartments only. Owner-occupied housing, such as condominiums townhouses or cooperative housing is not included in these time series. However, the starts data series includes both owner- and renter-occupied apartment units, as the eventual use for some units is not known in the start phase. The Single Family category includes detached units that stand alone.

Office—The office category includes all types of office buildings. Commercial banks, financial buildings that serve as office space, owner occupied space including corporate headquarters and branch offices are all included. Government administration buildings, with the exception of courthouses, capitols, police and fire stations, and city halls, are also included. Office R&D space is included in this category if the buildings are two or more stories in height. Medical facilities are excluded. Low-rise office space includes buildings of fewer than seven stories; Mid-rise office space includes buildings between seven and 25 stories; and High-rise space includes buildings that are greater than 25 stories.

Retail—PPR tracks several major categories of retail space including shopping centers, stores and other mercantile buildings, food stores (including food and beverage service), and stores excluding food. These categories can be further subclassed into the following retail types:

•	Neighborhood/Grocery-anchored Center: (Size: 30,000-149,999 SF). Open-air strip center that is anchored by a full format grocery store with some in-line space.

•	Community Center: (Size: 150,000-399,999 SF). Open-air strip center with two or more anchors (may include grocery), connected by in-line space.

•	Power/Big-box Centers: (Size: 400,000-800,000 SF). Open-air center consisting of several national big-box retailers (i.e., Home Depot, Target). May include in-line space or outparcels.

•	Regional/Super-regional Mall: (Size: 750,000 SF or greater). Enclosed shopping center typically anchored by three or more large stores (primarily traditional department stores).

•	Lifestyle Center: (Size: 100,000-500,000 SF). Open-air center consisting of several upscale, specialty retailers. These centers have a high architectural, fashion, and entertainment component.

Warehouse—The warehouse category includes refrigerated and non-refrigerated warehouses. Storage and distribution buildings, including loading/unloading facilities are also counted in this category. Warehousing used for production and light manufacturing is included if the space is served by loading docks and the primary operation of the space is the storage and/or movement of goods. Flex space that is not more than two stories high with labs, testing, shop, and/or warehouse space is also included. Light industrial space that is served by loading docks and which is primarily used for the storage and/or movement of goods is also included.

Hotel—The hotel category includes hotels, motels, and resorts. All buildings, of 20 rooms or more, used as overnight accommodations for transient guests are defined as hotels or motels.

DEFINITIONS

VACANCY RATE: The percentage of total unoccupied space in a market. The vacancy rate is an overall number, including both direct and sublease space, as well as owner-occupied space. Vacancy rates for the Apartment, Office, and Warehouse property types are based on data from several national and local sources. PPR’s team of market analysts uses multiple sources as well as their contacts with local market participants to determine the most accurate vacancy rate for each market. Retail vacancy, on the other hand, is PPR’s own estimate, calculated by comparing the changes of retail space and retail sales against a predetermined benchmark of required sales per square foot. The retail vacancy rate reflects the percentage of the total retail inventory that is not viable (i.e., not supportable by retail sales). It is thus a concept of economic vacancy rather than physical vacancy.

4Q 2003 PPR FUNDAMENTALS © 2004 BY PROPERTY & PORTFOLIO RESEARCH, INC. ALL RIGHTS RESERVED.	www.ppr.info

4Q 2003 PPR FUNDAMENTALS

GLOSSARY

NET ABSORPTION and DEMAND: Net absorption is the net change of occupied space. The demand for space is therefore “realized” demand, i.e., the occupied building stock. Both concepts are based on building stock and vacancy. Net absorption is expressed in square feet for all the property types except apartment, which is expressed in units, and hotel, which is expressed in rooms. Apartment net absorption is based on an estimate of the number of renter households living in apartments. Negative apartment net absorption can occur when demand decreases because of job losses, increased rates of homeownership, poor demographics, and other economic factors. Office net absorption is based on an estimate of total office employment and the average space per employee. Negative office net absorption may occur when the economy experiences office-based job losses related to either structural or cyclical changes. Retail demand is based on an estimate of changes in real retail sales volume. Negative retail net absorption may occur when total retail sales decrease due to a variety of economic factors. Warehouse demand is based on an estimate of total warehouse-related employment and the occupied warehouse space per capita. Negative warehouse net absorption may occur when there are job losses in the trucking/warehouse and wholesale trade sectors. Hotel demand is based on the net number of additional hotel rooms required by business and recreational guests. It is a 4-quarter moving average smoothed series, based on Smith Travel Research data. Negative hotel net absorption can occur when the requirement for hotel rooms decreases because of job losses, falling personal income levels, high room rates, and other economic factors.

CONSTRUCTION STARTS: PPR’s construction starts data are derived from McGraw-Hill Construction Dodge’s Construction Analysis Service (CAS) database. At the start stage, the construction contract has been awarded to the general contractor. The start category includes the range of projects from those within 60 days of groundbreaking to those already under construction. Construction starts data is expressed in square feet for all the property types except apartment, which is expressed in units, and hotel, which is expressed in rooms.

COMPLETIONS: The net change in building stock. Completions are first estimated using the appropriate lags of construction starts, combined with assumptions regarding the removal of inventory. Completions are then subject to revision based on bottom-up research by PPR’s team of market analysts, who use a variety of local sources to verify the data. Negative net completions occur when depreciation exceeds the new stock added during the year. Net completions data is expressed in square feet for all the property types except apartment, which is expressed in units, and hotel, which is expressed in rooms.

STOCK: The total stock of rentable space, both vacant and occupied. PPR’s stock time series are estimated by taking a benchmark of building inventory and adjusting for completed space. The benchmark estimates are developed from various sources, both public and private, including those from the Department of Energy, the U.S. Census Bureau, and various brokerage firms. The benchmark is then analyzed vis-à-vis other economic indicators of market size, such as office employment, retail sales, households, population, etc., so that the level of stock relative to demand is within a reasonable range.

RENT: PPR primarily uses the National Real Estate Index data, but also other supporting data from the U.S. Census Bureau and a variety of local sources, for the apartment, office, retail, and warehouse rents. With the exception of retail, the rents are effective gross rents, closely reflecting operating costs. Retail rents are triple net. Warehouse rents reflect lease rates for warehouse space only. The rent data for all property types are expressed in an index format with a level of 100 at the 4th quarter of 1997.

HOTEL OCCUPANCY RATE: The percentage of hotel rooms that are occupied on a yearly basis, or rooms sold divided by rooms available. The annual occupancy data is expressed as a four-quarter moving average. Smith Travel Research is the primary source.

HOTEL ROOM RATE: The room revenue divided by rooms sold. The annual data is reported as a four-quarter annual average, and is expressed in an index format with a level of 100 at the 4th quarter of 1997. Smith Travel Research is the primary source

HOTEL REVPAR (Revenue per available room): Designed to measure a property’s revenue productivity, blending both the occupancy rate and the average daily room rate. However, because the occupancy rate is a smoothed series, RevPAR will not be a simple function of room rate multiplied by the occupancy series. The annual data reported is a four quarter annual average, and is expressed in an index format with a level of 100 at the 4th quarter of 1997. Smith Travel Research is the primary source.

DATA SOURCES:

Economic Data: Economy.com U.S. Census Bureau Property & Portfolio Research, Inc. Rents: National Real Estate Index Various local sources U.S. Census Bureau	Construction and Room Supply Data: Property & Portfolio Research, Inc. McGraw-Hill Construction – Dodge Smith Travel Research Various sources Sales Transactions: Real Capital Analytics	Occupancy and Vacancy Rates: Property & Portfolio Research, Inc. U.S. Department of Commerce Smith Travel Research Various brokerage sources

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4Q 2003 PPR FUNDAMENTALS © 2004 BY PROPERTY & PORTFOLIO RESEARCH, INC. ALL RIGHTS RESERVED.	www.ppr.info